









INVEST IN **PPC AD EDITOR, INC.**

Create and Review PPC Ads Better, Faster, Together! #intelligentworkflows

LEAD INVESTOR

Fabio Gratton Chief Alchemist, Alchemy Factory

I believe in the space they are operating in, I believe in the team they've assembled, and I believe in the product and product vision. That's the trifecta we look for in any investment, and PPC Ad Editor has all three. Also, I have known one of the co-founders for many years, and I know that when he sets his mind to something, he will make it a reality. And because I know he is determined to make this product an essential component of every search marketer's arsenal, I am confident it will become that.

Invested $2,500 this round

Learn about Lead Investors

ppcadeditor.com Corona CA

Technology Retail Software Artificial Intelligence Saas

OVERVIEW UPDATES WHAT PEOPLE SAY 23 ASK A QUESTION

Highlights

1. Niche SaaS platform, targeting the ad creation, pre-launch, and approval steps for PPC campaigns.
2. Dynamic leadership team with diverse backgrounds in PPC marketing, technology, and business.
3. Over 60 power users today, as well as our 1st agency signed up for an annual contract!
4. Disrupts the painful and inefficient legacy ad campaign collaboration process
5. PPC advertising grew during COVID and will continue to have strong growth in the post-COVID world
6. Targeted customer base of advertising agencies, SmB's, and large businesses

Our Team

Charles Sayasith Chief Executive Officer

Charles has 20+ years of consulting experience across multiple industries including financial services, communication & high tech, energy & utilities, and automotive. Charles has as MBA from Northwestern University and a BS in computer science.

> Our co-founder, Albert Somlith, has been working in digital marketing for 15 years and has first hand experience with the points of pain. The industry hasn't changed for over 20 years and continues to use manual legacy tools. We want to contribute to the improvement of the PPC community by bringing innovative technologies where others have not.

Albert Somlith Chief Marketing and Product Officer

Albert has been a leader in the digital marketing arena for over 15 yrs, consulting with key stakeholders to optimize their digital marketing efforts in PPC/SEO, social media and mobile. Albert also holds a business degree from Cal State Fullerton.

Patricia Chamroonrat Sr. VP. of Customer Success



Patricia has 20 years experience in higher education with a focus in web development, branding, marketing, and communications. She believes in and supports forward-thinking organizations. Patricia holds a BS in communications from Cal Poly Pomona.



Kenneth S. Kesaji Sr. VP. Strategy

Ken has been in numerous leadership positions running program management departments for over 14 yrs in the aerospace industry. Ken is a former US Army Captain, PMP, and an MBA from Pepperdine University and a BS in finance from Creighton University.

The Story of PPC Ad Editor

It all started back in 2009, when I was a seasoned paid search manager working with fortune 500 clients on their Pay-Per-Click (PPC) Ad campaigns. I had been frustrated because there was no tools available to make the process of building, approving and launching the campaigns more efficient. I always found myself stuck, performing hours and hours of mundane tasks such as rebuilding ads campaigns, cutting and pasting and QAing them from a spreadsheet into Google Ads.

I'd also find myself sending and receiving dozens of emails back and forth with endless comments and feedback that need to be incorporated into the ad campaign or I've even spent an hour trying to find the latest commented version of a PPC Ad campaign. I would argue that the collaboration process is broken.



Streamline the Regulatory Approval Process

Convert your campaigns into an easier to read PDF for compilance

Eventually, I came to the conclusion that all of this pain was due to the fact that there was no tool or platform that could streamline all of these ad creation tasks and collaboration for me.

Pain becomes an opportunity!

So, I decided to go out and assemble a team to go out and make my own PPC ad tool!

I wanted a better way to create, preview, and make revisions to our PPC ads from collaborative feedback. We knew we wanted to enhance this experience beyond the existing spreadsheet and we did it by designing a better way to create, preview, and make revisions to our PPC ads. In addition, we built in a collaboration function that allows for clients and teammates to comment, all neatly in one safe place that also captures revisions for safe keeping. Lastly, we can sync directly with Google Ads, to cleanly upload or download/edit your latest campaigns.



Get Feedback

Instantly for Faster
Campaign Approvals

Add comments, approve or reject
feedback online



Sync Your Campaigns
Directly with Google Ads

Download your live campaigns or upload
approved campaigns directly to your account



Our Humble Beginning

I had no idea on how to approach this huge venture except with a simple sketch on a piece of paper. I approached my co-founder to hash out the details and that's when PPC Ad Editor was born. After countless hours of work, I was excited to see PPC Ad Editor grow and evolve.

In early 2019, we launched our first beta version and got 100 users to join, whom also signed an NDA. On top of that, hundreds more signed up for early access which got us really excited that we had something BIG.

Postponed Q.1 2020 Launch and Wow! Market confirmation!

Just like the many businesses around the globe, we were also affected by the COVID-19 global pandemic and we were forced to postpone our launch until 2021. However, after releasing platform updates throughout 2020, our early adopters provided us with valuable feedback ranging from their wish lists, suggestions for improvement, but most importantly confirmation that there is a real need in the market for our platform, but it turns out that the excitement was not in the specific market segment that we had anticipated.

We started off with a "Freemium" model in mind, attempting to secure as many users as possible. However, what we learned from the market was that we had the greatest amount of interest coming from advertising agencies, small to medium business (SmB's), and large businesses. We also learned that industries that worked with regulatory compliance benefited greatly from our platform. These data points helped us narrowed our focus to this niche segment and helped us evolve moving away from "Freemium" to a traditional paid subscription model with differentiated tiers based on features and user seats.

2021 and beyond

We are optimistic that 2021 will be a good year taking a step forward in the post-COVID environment and we are excited for the official launch of our platform mid-February 2021.

Downloads

PPC Ad Editor Business Plan Overview - vFeb2021.pdf